Nelson Liao
Chief Executive Officer
AOB Biotech, Inc.
301 N. Lake Avenue, Suite 202
Pasadena, California 91101

> **Re:** **AOB Biotech, Inc.**
> **Registration Statement on Form 10-SB**
> **Filed November 13, 2006**
> **File No. 000-52221**

Dear Mr. Liao:

We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Description of Business, page 4

1.	We note from your response to comment 1 that you were formerly known as AOB Capital, Inc. We also note from your disclosure that "[i]n May 2004 the Company ceased all financial service operations." From the AOB Capital website, however, it appears that the operations of AOB Capital still continue. Please explain.

2.	We note your revised disclosure indicates that your plan to open your first store in China has been delayed from the fall of 2006 to "early 2007." With a view towards revised disclosure, please tell us why your plans in this regard have been delayed. We also note your disclosure under "Marketing in China" on page 5 that you plan to open your first store in Beijing in the fall of 2006. Please revise so that your disclosure regarding your store openings is consistent.

Nelson Liao
AOB Biotech, Inc.
December 12, 2006
Page 2

Risk Factors, page 9

Our reliance on only a few customers…, page 10

3.   We note your response to our prior comment 6. We reissue the comment in part.
        Please disclose the payment terms for Harbinger and the likelihood that you will
        collect on the accounts receivable.

Management's Discussion and Analysis, page 17

4.   We note your response to our prior comment 6. We reissue the comment in part.
        Please discuss the extent to which sales to Harbinger contributed to your product
        revenues and your related accounts receivable, including the likelihood that they
        will be paid to you.

Financial Statements

5.   We note your response to our prior comment 12. Please confirm to us that there
        are no refund rights to the $200,000 you recognize for formula sales revenue.

                                    * * * * *

        As appropriate, please amend your filing and respond to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        You may contact Praveen Kartholy at (202) 551-3778 or in his absence, Brian
Cascio at (202) 551-3676 if you have questions regarding comments on the financial
statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at
(202) 551-3635 with any other questions.

                                    Sincerely,

                                    Tim Buchmiller
                                    Senior Attorney